                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934

                       PHYSICIAN SUPPORT SYSTEMS, INC.
        -------------------------------------------------------------
                               (Name of Issuer)

                        COMMON STOCK, $.001 PAR VALUE
        -------------------------------------------------------------
                        (Title of Class of Securities)

                                  71940V105
        -------------------------------------------------------------
                                (CUSIP Number)

                             Mr. Peter D. Cooper
                      c/o EE&C Financial Services, Inc.
                                60 Park Place
                           Newark, New Jersey 07102
                                (201) 624-8400
        -------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                  Copy To:    Martin M. Goldwyn, Esq.
                              Tashlik, Kreutzer & Goldwyn P.C.
                              833 Northern Boulevard
                              Great Neck, NY 11021
                              (516) 466-8005

                               August 31, 1996
        -------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with the statement. |X| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================
                                                                  Schedule 13D
- -------------------------------------------------------------------------------
CUSIP No. 71940V105                                       Page 2 of 12 pages
- -------------------------------------------------------------------------------
    1.  Name of Reporting Person:  Peter D. Cooper
        S.S. or I.R.S. Identification No. of Above Individual:
- -------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group             (a) |X|
                                                                     (b) |_|
- -------------------------------------------------------------------------------
    3.  SEC Use Only
- -------------------------------------------------------------------------------
    4.  Source of Funds  00
- -------------------------------------------------------------------------------
    5.  Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                               |_|
- -------------------------------------------------------------------------------
    6.  Citizenship or Place of Organization:  United States
- -------------------------------------------------------------------------------
           Number of Shares                 7.  Sole Voting Power
                                       ----------------------------------------
             Beneficially                   8.  Shared Voting Power
                                                947,649
            Owned by Each              ----------------------------------------
                                            9. Sole Dispositive Power
           Reporting Person            ----------------------------------------
                                           10. Shared Dispositive Power
                 With                          947,649
- -------------------------------------------------------------------------------
   11.  Aggregate Amount Beneficially Owned by Each Reporting Person
        947,649
- -------------------------------------------------------------------------------
   12.  Check Box if the Aggregate Amount in Row (11)
        Excludes Certain Shares                                      |_|
- -------------------------------------------------------------------------------
   13.  Percent of Class Represented by Amount in Row (11)
        11.3%
- -------------------------------------------------------------------------------
   14.     Type of Reporting Person:  IN
===============================================================================

===============================================================================
                                                                Schedule 13D
- -------------------------------------------------------------------------------
CUSIP No. 71940V105                                     Page 3 of 12 pages
- -------------------------------------------------------------------------------
    1.  Name of Reporting Person:  Elaine Scialo
        S.S. or I.R.S. Identification No. of Above Individual:
- -------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group             (a) |X|
                                                                     (b) |_|
- -------------------------------------------------------------------------------
    3.  SEC Use Only
- -------------------------------------------------------------------------------
    4.  Source of Funds  00
- -------------------------------------------------------------------------------
    5.  Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                               |_|
- -------------------------------------------------------------------------------
    6.  Citizenship or Place of Organization:  United States
- -------------------------------------------------------------------------------
           Number of Shares                 7. Sole Voting Power
                                       ----------------------------------------
             Beneficially                   8. Shared Voting Power
                                               947,649
            Owned by Each              ----------------------------------------
                                            9. Sole Dispositive Power
           Reporting Person            ----------------------------------------
                                           10. Shared Dispositive Power
                 With                          947,649
- -------------------------------------------------------------------------------
   11.  Aggregate Amount Beneficially Owned by Each Reporting Person
        947,649
- -------------------------------------------------------------------------------
   12.  Check Box if the Aggregate Amount in Row (11)
        Excludes Certain Shares                                      |_|
- -------------------------------------------------------------------------------
   13.  Percent of Class Represented by Amount in Row (11)
        11.3%
- -------------------------------------------------------------------------------
   14.  Type of Reporting Person:  IN
===============================================================================

===============================================================================
                                                                Schedule 13D
- -------------------------------------------------------------------------------
CUSIP No. 71940V105                                     Page 4 of 12 pages
- -------------------------------------------------------------------------------
    1.  Name of Reporting Person:  Eltman, Eltman & Cooper, P.C.
        IRS Employer's Identification No. for Above Corporation:
- -------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group             (a) |X|
                                                                     (b) |_|
- -------------------------------------------------------------------------------
    3.  SEC Use Only
- -------------------------------------------------------------------------------
    4.  Source of Funds  00
- -------------------------------------------------------------------------------
    5.  Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                               |_|
- -------------------------------------------------------------------------------
    6.  Citizenship or Place of Organization:  New York
- -------------------------------------------------------------------------------
           Number of Shares                 7. Sole Voting Power
                                       ----------------------------------------
             Beneficially                   8. Shared Voting Power
                                               90,376
            Owned by Each              ----------------------------------------
                                            9. Sole Dispositive Power
           Reporting Person            ----------------------------------------
                                           10. Shared Dispositive Power
                 With                          90,376
- -------------------------------------------------------------------------------
   11.  Aggregate Amount Beneficially Owned by Each Reporting Person
        90,376
- -------------------------------------------------------------------------------
   12.  Check Box if the Aggregate Amount in Row (11)
        Excludes Certain Shares                                      |_|
- -------------------------------------------------------------------------------
   13.  Percent of Class Represented by Amount in Row (11)
        1.1%
- -------------------------------------------------------------------------------
   14.  Type of Reporting Person:  CO
===============================================================================

CUSIP NO. 71940V105                                     Page 5 of 12 Pages


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                       PHYSICIAN SUPPORT SYSTEMS, INC.
                              (Name of Issuer)




ITEM 1.     Security and Issuer.

            The title of the class of equity security to which this statement relates is the Common Stock, $.001 par value per share (the "Common Stock") of Physician Support Systems, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at Route 230 and Eby-Chiques Road, Mt. Joy, Pennsylvania 17552.


ITEM 2.     Identity and Background.

            This statement is filed by (i) Peter D. Cooper, a United States citizen with a business address at c/o EE&C Financial Services, Inc., 60 Park Place, Newark, New Jersey 07102; (ii) Elaine Scialo, a United States citizen with a business address at c/o EE&C Financial Services, Inc., 60 Park Place, Newark, New Jersey 07102; and (iii) Eltman, Eltman and Cooper, P.C., a New York professional corporation ("EECPC") with a business address at 845 North Broadway, White Plains, New York 10603-2403. Peter D. Cooper and Elaine Scialo are husband and wife. The sole shareholder and the sole director of EECPC is Peter D. Cooper. The principal business of EECPC is the practice of law.

            Peter D. Cooper's present principal occupation is Chief Executive Officer and President of EE&C Financial Services, Inc., a New York corporation ("EECFSI"). Elaine Scialo's present principal occupation is Vice President - Client Services of EECFSI. The principal business of EECFSI is the provision of accounts receivable and business management services. During the last five years, neither Peter D. Cooper, Elaine Scialo nor EECPC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting them to a judgment, decree or final order enjoining future

CUSIP NO. 71940V105                                     Page 6 of 12 Pages

violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.     Source and Amount of Funds or Other Consideration.

            The transactions contemplated by the EECFSI Merger Agreement (as hereinafter defined) were consummated on August 31, 1996. On August 31, 1996, Elaine Scialo acquired 739,048 shares of the Common Stock in exchange for her shares of EECFSI pursuant to the terms of that certain Merger Agreement dated as of August 30, 1996, by and among the Issuer, PSS EE & C Financial Services, Inc. and EECFSI (the "EECFSI Merger"), a copy of which is annexed hereto as Exhibit
7.2 (the "EECFSI Merger Agreement"). In connection with the EECFSI Merger, Elaine Scialo also received 40,772 shares of the Common Stock in full satisfaction of the principal and accrued interest of a promissory note made by EECFSI, as maker, to Elaine Scialo, as payee. No cash consideration was paid for any of such shares of Common Stock.

            In connection with the EECFSI Merger, EECPC received 90,376 shares of the Common Stock in full satisfaction of the principal and accrued interest of a promissory note made by EECFSI, as maker, to EECPC, as payee. No cash consideration was paid for any of such shares of Common Stock.

            On September 3, 1996, in a separate transaction, Peter D. Cooper acquired 77,453 shares of the Common Stock in exchange for his shares of EE&C Health Services, Inc., a Delaware corporation ("HSI"), pursuant to the terms of that certain Merger Agreement dated as of August 30, 1996, by and among the Issuer, PSS EE&C Health Services, Inc., PSS Med-Data Interface Systems, Inc., PSS Medical Intercept Systems, Inc., HSI, Med-Data Interface Systems, LLC ("MDI") and Medical Intercept Systems, LLC ("MIS") (the "HSI Merger" and collectively with the EECFSI Merger, the "Mergers"), a copy of which is annexed hereto as Exhibit 7.3 (the "HSI Merger Agreement", and collectively with the EECFSI Merger Agreement, the "Merger Agreements"). Prior to the HSI Merger, Peter D. Cooper did not have a controlling interest in HSI, MDI or MIS. No cash consideration was paid for any of such shares of Common Stock.

ITEM 4.     Purpose of Transaction.

            Peter D. Cooper acquired his shares of the Common Stock pursuant to the HSI Merger. Peter D. Cooper intends to hold such securities for investment purposes. Pursuant to the terms of the EECFSI Merger Agreement, the Issuer has agreed to take such action as shall be necessary so that Peter D. Cooper shall be appointed to the Board of Directors of the Issuer. In addition, as long as Peter D. Cooper and the shareholders of EECFSI immediately prior to the effective time of the EECFSI Merger together shall beneficially own, in the aggregate, at least 10%

CUSIP NO. 71940V105                                     Page 7 of 12 Pages

of the issued and outstanding shares of the Common Stock, the Issuer's board of directors shall (i) include Peter D. Cooper in the slate of nominees recommended by the Issuer's board of directors to stockholders for election as directors at each annual meeting of stockholders of the Issuer, commencing with the next annual meeting of stockholders (unless Mr. Cooper dies or becomes incapacitated, in which event Mr. Cooper's heirs or representatives shall have the right to designate a nominee in Mr. Cooper's stead); and (ii) use its best efforts to cause the shares of Common Stock for which the Issuer's management or board of directors holds proxies or is otherwise entitled to vote, to be voted in favor of the election of Mr. Cooper. In addition, Mr. Cooper shall have the right to include an additional nominee in the slate of nominees so recommended by the Issuer's board of directors in the event the Issuer's board of directors is expanded to include fourteen or more directorships.

            Mr. Cooper intends to review, on a continuing basis, his investment in the Issuer and the Issuer's business and prospects. Mr. Cooper is not currently considering the acquisition, directly or indirectly through EECPC, of additional shares of Common Stock. Whether Mr. Cooper purchases additional shares or sells shares will depend upon his evaluation of pertinent factors, including without limitation, the availability of shares of Common Stock for purchase and the market for the sale of shares of Common Stock at particular price levels, the business and prospects of the Issuer, economic and stock market conditions, other business and investment opportunities available to Mr. Cooper, regulatory requirements, and the desires of Mr. Cooper. Depending upon his assessment of these factors from time to time, Mr. Cooper may change his present intention as stated above by possibly determining to acquire additional shares of Common Stock or dispose of some or all of the Common Stock held by him or deemed to be beneficially owned by him.

            Except as described above, Mr. Cooper has not formulated any plans or proposals of the type referred to in clauses (a)-(j) of Item 4 of Schedule 13D. However, as a director of the Issuer, Mr. Cooper may from time to time consider such plans or proposals as may be presented to or considered by the board of directors of the Issuer.

            In connection with the EECFSI Merger, EECPC acquired its shares of Common Stock as payment in full of a promissory note made by EECFSI and held by EECPC. EECPC intends to hold such securities for investment purposes. EECPC intends to review, on a continuing basis, its investment in the Issuer and the Issuer's business and prospects. EECPC is not currently considering the acquisition, directly or indirectly, of additional shares of Common Stock. Whether EECPC purchases additional shares or sells shares will depend upon its evaluation of pertinent factors, including without limitation, the availability of shares of Common Stock for purchase and the market for the sale of shares of Common Stock at particular price levels, the business and prospects of each of the Issuer and EECPC, economic and stock market conditions, other business and

CUSIP NO. 71940V105                                     Page 8 of 12 Pages

investment opportunities available to EECPC and regulatory requirements. Depending upon its assessment of these factors from time to time, EECPC may change its present intention as stated above by possibly determining to acquire additional shares of Common Stock or dispose of some or all of the Common Stock held by it.

            Except as described above, EECPC has not formulated any plans or proposals of the type referred to in clauses (a)-(j) of Item 4 of Schedule 13D.

            Elaine Scialo acquired 739,048 shares of Common Stock pursuant to the EECFSI Merger and acquired an additional 40,772 shares of Common Stock in connection with the EECFSI Merger as payment in full of a promissory note made by EECFSI to her. Ms. Scialo intends to hold all of such securities for investment purposes. Ms. Scialo intends to review, on a continuing basis, her investment in the Issuer and the Issuer's business and prospects. Ms. Scialo is not currently considering the acquisition of additional shares of Common Stock. Whether Ms. Scialo purchases additional shares or sells shares will depend upon her evaluation of pertinent factors, including without limitation, the availability of shares of Common Stock for purchase and the market for the sale of shares of Common Stock at particular price levels, the business and prospects of the Issuer, economic and stock market conditions, other business and investment opportunities available to Ms. Scialo, and regulatory requirements. Depending upon her assessment of these factors from time to time, Ms. Scialo may change her present intention as stated above by possibly determining to acquire additional shares of Common Stock or dispose of some or all of the Common Stock held by her or deemed to be beneficially owned by her.

            Except as described above, Ms. Scialo has not formulated any plans or proposals of the type referred to in clauses (a)-(j) of Item 4 of Schedule 13D.

ITEM 5.     Interest in Securities of the Issuer.

            (a) Peter D. Cooper owns of record 77,453 shares of Common Stock and may be deemed to beneficially own an additional 870,196 shares of Common Stock (including Elaine Scialo's 779,820 shares of Common Stock and EECPC's 90,376 shares of Common Stock). Based on the Issuer's representation that it had 7,221,628 shares of Common Stock issued and outstanding as of August 29, 1996, Peter D. Cooper has in the aggregate a beneficial ownership of 11.3% of the Issuer's outstanding shares of Common Stock.

            As of the date hereof, Elaine Scialo owns of record 779,820 shares of Common Stock and may be deemed to beneficially own an additional 167,829 shares.

CUSIP NO. 71940V105                                     Page 9 of 12 Pages

of Common Stock (including Peter D. Cooper's 77,453 shares of Common Stock and EECPC's 90,376 shares of Common Stock), or an aggregate beneficial ownership of 11.3% of the Issuer's outstanding shares of Common Stock.

            As of the date hereof, EECPC beneficially owns 90,376 shares of Common Stock, or a beneficial ownership of 1.1% of the Issuer's outstanding shares of Common Stock.

            (b) Peter D. Cooper, as the sole shareholder and sole director of EECPC, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with his spouse Elaine Scialo to vote and direct the vote of, and to dispose of and to direct the disposition of, the 90,376 shares of the Common Stock owned by EECPC. Peter D. Cooper shares with his spouse Elaine Scialo the power to vote and to direct the vote of, and the power to dispose and direct the disposition of, the 77,453 shares of Common Stock owned directly by him and the 90,376 shares of Common Stock owned by EECPC and deemed to be beneficially owned by him and the 779,820 shares of Common Stock owned by Elaine Scialo. Elaine Scialo shares with her spouse Peter D. Cooper the power to vote and to direct the vote of, and the power to dispose and direct the disposition of, the 779,820 shares of Common Stock owned by her, the 77,453 shares of Common Stock owned directly by Peter D. Cooper and the 90,376 shares of Common Stock held by EECPC and deemed to be beneficially owned by Peter D. Cooper.

            (c)   Not applicable.

            (d) Peter D. Cooper may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by him, EECPC and Elaine Scialo. Elaine Scialo may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by her, EECPC and Peter D. Cooper.

            (e)   Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The Issuer entered into (i) a registration rights agreement for the benefit of the shareholders of EECFSI (the "EECFSI Registration Rights Agreement") and (ii) a registration rights agreement for the benefit of the shareholders of HSI and the members of each of MIS and MDI (the "HSI Registration Rights Agreement", and collectively with the EECFSI Registration Rights Agreement, the "Registration Rights

CUSIP NO. 71940V105                                     Page 10 of 12 Pages

Agreements"). The Registration Rights Agreements provide the holders of shares of Common Stock received pursuant to the Mergers ("Registrable Securities") with piggyback registration rights in respect of such shares. Such piggyback registration rights become exercisable after the expiration of the Pooling Period (as such term is defined in the Registration Rights Agreements). The underwriters for an underwritten offering have a right to limit the number of Registrable Securities sold by the holders of such Registrable Securities ("Holders") in an offering pursuant to any such piggyback registration request.

            Pursuant to the terms of the HSI Registration Rights Agreement, in the event that the Holders who are signatories thereto (including Peter D. Cooper) were unable to register certain specified amounts of their Registrable Securities during certain specified periods, such Holders may require the Issuer to effect up to three demand registrations of a specified limited number of Registrable Securities during such specified periods. The underwriters for an underwritten offering have a right to limit the number of Registrable Securities sold by such Holders pursuant to such a demand registration request.

            Pursuant to the terms of the EECFSI Registration Rights Agreement, the Holders who are signatories thereto, including Elaine Scialo and EECPC (the "EECFSI Holders") may, at the request of such EECFSI Holders and subject to the conditions that (i) the greater of at least 65% or 153,000 shares of such Registrable Securities are included in such demand registration, (ii) not more than 15% of the Registrable Securities held by the EECFSI Holders may be registered pursuant to an underwritten public offering prior to August 31, 1997 and (iii) not more than one such demand right may be exercised in any nine-month period, require the Issuer to effect up to three demand registrations, pursuant to an underwritten offering or a non-underwritten offering. Such registration rights become exercisable after the expiration of the Pooling Period. The underwriters for an underwritten offering have a right to limit the number of Registrable Securities sold by such EECFSI Holders pursuant to such a demand registration request.

            In the event that certain principal stockholders of the Issuer or any of their respective affiliates (other than the Issuer) causes the Issuer to register any of their shares of Common Stock under the Securities Act, the Issuer is required to

CUSIP NO. 71940V105                                     Page 11 of 12 Pages

use its reasonable best efforts to include, at its expense, up to the pro rata portion of each of such Holder's Registrable Securities in such registration. Such registration rights become exercisable after the expiration of the Pooling Period. The underwriters have a right to limit the number of Registrable Securities sold by such Holders pursuant to such a registration request.

            The Issuer is required to pay certain expenses in connection with all such registrations.


ITEM 7.     Material to Be Filed as Exhibits.

            The following are filed as exhibits to this Statement on Schedule
13D:

            Exhibit 7.1 Agreement of Joint Filing by and among Peter D.
                        Cooper, Elaine Scialo and Eltman, Eltman & Cooper, P.C.

            Exhibit 7.2 Merger Agreement by and among Physician Support
                        Systems, Inc., PSS EE&C Financial Services, Inc. and EE&C Financial Services, Inc.

            Exhibit 7.3 Merger Agreement by and among Physician Support
                        Systems, Inc., PSS EE&C Health Services, Inc., PSS Med-Data Interface Systems, Inc., PSS Medical Intercept Systems, Inc., EE&C Health Services, Inc., Med-Data Interface Systems, LLC and Medical Intercept Systems, LLC

            Exhibit 7.4 Registration Rights Agreement by and among Physician
                        Support Systems, Inc., Peter D. Cooper, Elaine Scialo and the other stockholders of EE & C Financial Services, Inc.

            Exhibit 7.5 Registration Rights Agreement by and among Physician
                        Support Systems, Inc., Peter D. Cooper, the other stockholders of EE&C Health Services, Inc. and the members of Med-Data Interface Systems, LLC and Medical Intercept Systems, LLC

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   September 9, 1996

                                            /s/ Peter D. Cooper
                                            -------------------------------
                                            Peter D. Cooper


                                            /s/ Elaine Scialo
                                            -------------------------------
                                            Elaine Scialo


                                            ELTMAN, ELTMAN & COOPER, P.C.


                                            By: /s/ Peter D. Cooper
                                               ____________________________
                                               Peter D. Cooper, President

                                 EXHIBIT INDEX




              EXHIBIT NO.                              DESCRIPTION
- -------------------------------------    -------------------------------------



                  7.1 Agreement of Joint Filing by and among Peter D. Cooper, Elaine Scialo and Eltman, Eltman & Cooper, P.C.

                  7.2 Merger Agreement by and among Physician Support Systems, Inc., PSS EE&C Financial Services, Inc. and EE&C Financial Services, Inc.

                  7.3 Merger Agreement by and among Physician Support Systems, Inc., PSS EE&C Health Services, Inc., PSS Med-Data Interface Systems, Inc., PSS Medical Intercept Systems, Inc., EE&C Health Services, Inc., Med-Data Interface Systems, LLC and Medical Intercept Systems, LLC

                  7.4 Registration Rights Agreement by and among Physician Support Systems, Inc., Peter D. Cooper, Elaine Scialo and the other stockholders of EE & C Financial Services, Inc.

                  7.5 Registration Rights Agreement by and among Physician Support Systems, Inc., Peter D. Cooper, the other stockholders of EE&C Health Services, Inc. and the members of Med-Data Interface
                                         Systems, LLC and Medical Intercept
                                         Systems, LLC